SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 6, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES
Exhibit Index
Certification of the Company's CEO
Certification of the Company's CFO

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 2nd QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — August 5, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the six months ended June 30, 2003, reflecting a 36 per cent reduction in net loss as compared to the same period last year.

Financial results for the six months ended June 30, 2003 indicate a consolidated net loss from operations of $9.9 million or $0.18 per share, compared to $15.4 million or $0.34 per share for the same period in 2002. The lower loss of $5.5 million in 2003 is due to a $5.3 million reduction in gross research and development expenditures, a $0.8 million reduction in general and administrative expenses, a $0.5 million reduction in marketing and business development expenses, and a $0.3 million reduction in amortization of capital assets, offset by lower investment and other income of $0.8 million and lower operating revenues of $0.6 million. The savings result largely from the Company’s cost reduction initiative, announced in October 2002, which suspended early stage discovery research programs in order to concentrate resources on the development of the Company’s lead clinical programs, Theratope® vaccine and BLP25 Liposomal vaccine.

Contract research and development revenue for the six months ended June 30, 2003, totaling $1.5 million compared to $1.9 million for the same period in 2002, represents research and development funding received from Merck KGaA of Darmstadt, Germany associated with Theratope and BLP25. The lower funding level reflects the wind down of the Theratope Phase III metastatic breast cancer clinical trial. Licensing revenues from collaborative arrangements with Merck KGaA represent the amortization of upfront payments received from Merck KGaA upon commencement of the collaboration.

Research and development expenditures for the six months ended June 30, 2003 totaled $8.4 million compared to $13.7 million for the same period in 2002. The decrease in research and development expenditures is also attributable to winding down the Theratope Phase III trial. General and administrative expenses for the six months ended June 30, 2003 declined to $3.1 million compared to $3.9 million for the same period in 2002. Marketing and business development expenditures for the six months ended June 30, 2003 decreased to $0.6 million compared to $1.1 million for the same period in 2002 and reflect the timing of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include costs to develop Biomira’s internal marketing capabilities, as well as Theratope pre-launch marketing activities jointly undertaken and funded with Merck KGaA.

Investment and other income for the six months ended June 30, 2003, totaling $0.3 million compared to $1.1 million for the same period in 2002, includes income from cash and investments, non-operating income, and foreign exchange gains and losses. This decrease is mainly due to lower cash and investment balances and an unrealized foreign exchange loss of $0.4 million for the six months ended June 30, 2003, compared to an unrealized loss of $0.06 million for the same period in 2002.

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Biomira’s financial reserves total $30.5 million in cash and short-term investments as at June 30, 2003. During the second quarter, the Company raised gross proceeds of $13.1 million in two equity offerings, as discussed below. In addition, the Company drew down $1.8 million under its existing equity line agreement. The Company also made final interest and principal repayments of $3.8 million under the terms of its convertible debenture agreements, which have been fully repaid and cancelled. Cumulative cash repayments on the debentures totaled $24.0 million. With the new equity financings and retirement of the convertible debentures, the Company expects that available cash reserves will be sufficient to fund the current level of operations until the end of 2004.

Theratope® Vaccine

The focus of the second quarter was the unblinding of the Company’s Phase III trial results from the Theratope study in women with metastatic breast cancer. The trial was conducted in 10 countries and over 120 clinical sites and involved 1,030 women.

Results showed that the trial did not meet its two pre-determined statistical endpoints of time to disease progression and survival. However, favourable results were observed in one pre-stratified subset of women in the trial, those on hormonal treatment following chemotherapy, which made up approximately 32 per cent of the patient population. While hormonal therapy would generally be expected to provide clinical benefit, the patients on the Theratope arm showed an even greater trend in survival over the control arm in this subset. This subset data is currently being further analyzed.

“It is important to note that this group of women who appeared to receive clinical benefit were part of a pre-determined subset,” said Alex McPherson, MD, PhD, President and CEO. “The original trial protocol was amended in June, 1999 to allow women on hormonal therapy to enter the trial. This group of women numbering approximately 32 per cent of the trial participants became an important trial within a trial. The ongoing analysis must be painstakingly rigorous to ensure we extract all of the important data available. We then hope to have discussions with regulatory authorities prior to the end of the year, depending in part on their availability for such discussions.”

Biomira and Merck KGaA also continue to enroll women into a Phase II study of patients being treated for metastatic breast cancer with either aromatase inhibitors or Faslodex®. Patients in this trial are at an earlier stage in their disease and have not had chemotherapy for their metastatic disease. Data from this trial may be complementary to the subset data from the Phase III clinical trial, as women on this trial are also on hormonal therapy. Full enrolment is expected in the first half of 2004.

Biomira’s Phase II trial of Theratope in 20 patients receiving the vaccine for the treatment of their metastatic colorectal cancer answered the questions we were looking for in this study. Theratope showed a good safety profile when administered in conjunction with chemotherapy and the patients were also able to mount a specific antibody to the vaccine. This information could be useful in the design of potential further studies in this indication.

BLP25 Liposomal vaccine

The final analysis from Biomira’s Phase IIb study in non-small cell lung cancer (NSCLC) is expected to be delayed until the end of 2003 or early 2004. The final analysis is triggered when a pre-determined and undisclosed number of clinical events take place. Patients on the trial appear to be living longer and the triggering point for the final analysis is not projected to be reached by the third quarter of 2003, as we had originally expected.

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The Phase IIb study is not blinded to physicians at the individual sites. Patients were randomized to either the treatment arm (BLP25 Liposomal vaccine and best standard of care) or best standard of care. The endpoints of the study are safety, survival benefit and quality of life. All patients on the study are followed for survival, including those who have come off the study. Biomira and Merck KGaA remain blinded as to efficacy outcome of this trial until the final analysis takes place.

A 16-patient BLP25 Phase II pilot study in patients with prostate cancer to determine whether the vaccine could impact rising Prostate Specific Antigen or PSA levels showed a good safety profile. The dose and schedule were well accepted by the patients, as well. Preliminary results in this small patient population did not conclusively show an effect on rising PSA levels and no new studies in this area are planned.

Financial Update

Biomira strengthened its cash position in the second quarter by announcing two financings with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. The Company raised a total of U.S. $9.2 million.

“Both financings were put in place to ensure the Company had sufficient funding to sustain it until the end of 2004, at the current burn rate,” said Edward Taylor, Chief Financial Officer. “We feel the financial resources are now in place for the Company to progress toward finding the answer to trial results in both the subset analysis for the Theratope Phase III trial and the Phase IIb study in NSCLC.”

Biomira also completed a final repayment and cancellation of the convertible debentures with respect to its U.S. $15 million private financing announced on October 1, 2001. The final installment of principal and interest, amounting to U.S. $882,962, was paid in cash in advance of the June 2, 2003 deadline, with no penalty or premium for early repayment. All outstanding convertible debentures have been received by the Company and cancelled. None of the debentures originally issued, nor any portion of them, were ever converted to stock. Warrants for 750,000 common shares, issued to the convertible debenture holders at the time of the financing at an exercise price of U.S. $6.00 expire on December 31, 2004.

During the second quarter, Biomira drew down $1.8 million on its equity line agreement. The Company drew down a total of $2.4 million in 2003 prior to the expiry of the equity line agreement on June 8, 2003.

“The equity line financing was originally put in place to ensure access to an assured source of financing during a lengthy period of market uncertainty,” Taylor said.

Moving Forward

Biomira and Merck KGaA have a strong collaboration, with five clinical trials now in progress or post trial analysis. Biomira, Merck KGaA and Merck KGaA’s U.S. subsidiary, EMD Pharmaceuticals, Inc. are working closely together to fully understand the Phase III Theratope results. The Companies will also be working closely to develop next steps, including potential regulatory authority meetings, once these results are more fully understood.

“We remain hopeful that Theratope will be shown to benefit certain women with metastatic breast cancer and be approved for registration,” said Dr. McPherson. “We are also excited about the potential for BLP25 and we are all working hard to advance our two lead product candidates.”

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Merck KGaA

Biomira’s collaborator for Theratope is Merck KGaA, of Darmstadt, Germany, founded in 1668. Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-Table to Follow-

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	June 30, 2003	December 31, 2002
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$12,169	$8,507
Short-term investments	18,371	28,682
Accounts receivable	1,001	1,207
Prepaid expenses	574	497

	32,115	38,893
Capital assets (net)	838	1,076

	$32,953	$39,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,462	$8,580
Accrued interest on convertible debentures	—	28
Current portion of capital lease obligation	134	169
Current portion of deferred revenue	1,053	1,053

	5,649	9,830
Capital lease obligation	48	96
Deferred revenue	7,198	7,724
Class A preference shares	30	30

	12,925	17,680
SHAREHOLDERS’ EQUITY
Share capital	342,858	328,537
Convertible debentures	—	7,614
Warrants	4,536	3,338
Contributed surplus	8,901	8,901
Deficit	(336,267)	(326,101)

	20,028	22,289

	$32,953	$39,969

Common Shares Issued and Outstanding	63,541,482	53,795,573

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Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	2003	2002	2003	2002

REVENUE
Contract research and development	$635	$947	$1,537	$1,939
Licensing revenue from collaborative agreements	262	263	526	526
Licensing, royalties and other revenue	—	183	—	183

	897	1,393	2,063	2,648

EXPENSES
Research and development	4,292	7,114	8,414	13,693
General and administrative	1,532	2,139	3,078	3,853
Marketing and business development	272	172	577	1,066
Amortization of capital assets	119	257	238	500

	6,215	9,682	12,307	19,112

OPERATING LOSS	(5,318)	(8,289)	(10,244)	(16,464)
Investment and other income	(264)	481	308	1,134
Interest expense	(3)	(11)	(11)	(25)
Gain on disposal of capital assets	53	—	58	—

LOSS BEFORE INCOME TAXES	(5,532)	(7,819)	(9,889)	(15,355)
Income tax provision	—	(9)	(3)	(46)

NET LOSS	$(5,532)	$(7,828)	$(9,892)	$(15,401)

BASIC AND DILUTED LOSS PER SHARE	$(0.09)	$(0.18)	$(0.18)	$(0.34)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	56,910	52,633	56,910	52,633

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	2003	2002	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(330,895)	$(298,916)	$(326,101)	$(290,116)
Net loss for the period	(5,532)	(7,828)	(9,892)	(15,401)
Accretion of convertible debentures	(209)	(1,246)	(713)	(2,228)
Interest, foreign exchange gain/loss, and carrying charges on debentures	369	(148)	439	(411)

DEFICIT, END OF PERIOD	$(336,267)	$(308,156)	$(336,267)	$(308,156)

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Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	2003	2002	2003	2002

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss	$(5,532)	$(7,828)	$(9,892)	$(15,401)
Add items not affecting cash:
Amortization of capital assets	119	257	238	500
Gain on disposal of capital assets	(53)	—	(58)	—
Unrealized foreign exchange loss	400	146	420	146
Net change in non-cash balances from operations	(117)	(2,383)	(4,534)	(5,031)

	(5,183)	(9,808)	(13,826)	(19,786)
INVESTING
(Increase)/Decrease in short-term investments	(2,530)	2,856	10,311	15,439
Purchase of capital assets	—	(109)	—	(124)
Proceeds on disposal of capital assets	53	—	73	—

	(2,477)	2,747	10,384	15,315
FINANCING
Proceeds on issue of common shares, net of issue costs	14,838	1,834	15,518	2,725
Proceeds from convertible debentures, net of financing costs	—	—	—	(24)
Repayment of convertible debentures	(3,785)	(4,134)	(7,826)	(6,945)
Interest on convertible debentures	(23)	(194)	(91)	(595)
Repayment of capital lease obligation	(39)	(54)	(77)	(112)

	10,991	(2,548)	7,524	(4,951)
Effect of exchange rate fluctuations on cash and cash equivalents	(400)	(146)	(420)	(146)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,931	(9,755)	3,662	(9,568)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,238	22,976	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,169	$13,221	$12,169	$13,221

(Cdn$ 1.00 = US$ 0.74)

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Biomira Company Contacts:

Jane Tulloch Director Investor Relations 780-490-2812	Edward Taylor Vice President Finance and CFO 780-590-2806

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of product or the availability of capital and financing. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: August 6, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance

Exhibit Index

Exhibit No	Description

32.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the August 5, 2003 press release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the August 5, 2003 press release, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002